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                                    Exhibit 3

                   LIQUITEK ENTERPRISES, INC. AND SUBSIDIARIES



                               UNAUDITED PRO FORMA
                          COMBINED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000


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                   LIQUITEK ENTERPRISES, INC. AND SUBSIDIARIES
                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


INTRODUCTION

On February 12, 2001, Liquitek Enterprises, Inc. (the "Company") completed acquiring all of the outstanding voting stock of Distech Limited ("Distech") in a purchase business combination by issuing 15,340,104 shares of its restricted common stock, warrants for 790,896 shares of its restricted common stock, and options for 69,000 shares of its restricted common stock. Distech has a March 31 year-end.

The following unaudited pro forma combined financial statements (hereinafter collectively referred to as "the pro forma financial statements") are presented for illustrative purposes only, and are not necessarily indicative of the combined financial position at an earlier date, the results of operations for future periods, or the results that would have been realized had the Company and Distech been a combined entity during the specified period. The pro forma financial statements (including the notes thereto) are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements of the Company and Distech (including the notes thereto) incorporated herein by reference or included elsewhere herein. The Company's historical financial statements incorporated herein by reference are the audited December 31, 2000 consolidated financial statements included in the related Form 10-KSB. The financial statements referred to in the preceding sentence have been filed with the Securities and Exchange Commission.

The following pro forma financial statements give effect to the purchase of 100% of the equity interest in Distech by the Company using the purchase method of accounting. The pro forma financial statements are based on the respective historical financial statements and the notes thereto of the Company and Distech. The December 31, 2000 pro forma combined balance sheet, which assumes that the purchase took place on December 31, 2000, combines the audited balance sheet of the Company and the unaudited balance sheet of Distech as of such date. The pro forma combined statement of operations, which assumes that the purchase took place on January 1, 2000, combines the audited statement of operations of the Company for the year ended December 31, 2000, and the unaudited statements of operations of Distech for the three months ended March 31, 2000 and the nine months ended December 31, 2000.

Of the 15,340,104 shares of the Company's restricted common stock cited above as issued in the purchase transaction, approximately 1,640,000 shares are being held in escrow as collateral for an indemnity agreement regarding any losses or claims relating to Distech's intellectual property. The indemnity agreement, which expires November 30, 2002, was provided to the Company by a former Distech stockholder/officer. To the extent that such escrowed shares are not sold to third parties to finance any expenses related to the claims described above, they will be released to the buyer in December 2001 and December 2002. The recognition of the aforementioned 1,640,000 shares in the Company's historical financial statements will be delayed until the dates noted in the preceding sentence.

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Under Regulation S-X Rule 11-02(b)(8), a second set of pro forma financial statements based on an assumption of forfeiture of these collateral shares could be deemed appropriate. While the escrowed shares amount to approximately 10% of the total shares exchanged in the transaction, they represent only approximately 2.5% of the pro forma common shares outstanding at December 31, 2000 and only approximately 3.4% of the pro forma weighted average common shares outstanding during the year then ended. Accordingly, management has judged the differences to be immaterial and has not included a second set of pro forma financial statements.

The pro forma adjustments described in the accompanying notes are preliminary, and are based on management's estimates and a preliminary third-party valuation of the estimated fair value of the net assets acquired. Such adjustments are also based on a third-party valuation of the estimated fair values of the Company's restricted common stock, warrants and options issued to the former stockholders of Distech; such values have been estimated at approximately $0.99 per share, $0.48 per warrant and $0.88 per option. Factors considered in estimating the fair value of the Company's equity securities issued in the purchase include those discussed below.

Except as described in the following paragraph, the owners of the aforementioned stock (and the options and warrants described in Note D) have the right to participate in a registration statement to be filed by the Company under the Securities Act of 1933, as amended (the "Act"). Owners who exercise this right become subject to an agreement whereby they will be allowed to sell a maximum of 25% of their shares in each of three successive six-month periods, after which such restrictions are lifted. The first six-month period commences with the earlier of (a) the declaration of effectiveness of the registration statement by the Securities and Exchange Commission or (b) the date three months after completion of the audit of Distech's financial statements included herein. The date described as "b" in the preceding sentence is presently estimated to be approximately July 31, 2001. The second six-month period commences immediately after the conclusion of the first six-month period, and the third commences immediately after the second. The stock owned by shareholders who do not exercise this right will remain restricted under Rule 144 of the Act. Based on the factors described above, the matter discussed in the following paragraph, the substantial number of shares issued in the purchase (as compared to the average daily trading volume of the Company's common stock), and a third-party valuation, management has applied a discount of 40% to the average market price of the Company's common stock during the week ended November 30, 2000 to estimate its fair value. Such date is based on the Company's conclusion as of that date of the first phase of the Distech acquisition, whereby approximately 71% of the equity interests in Distech were acquired from six shareholders before tendering an offer (based on the same 3:1 exchange ratio) to the remaining shareholders for the remaining equity interests under New Zealand securities laws.

As to the 1,640,000 shares of contingently issuable restricted common stock of the Company discussed above, the owner thereof is prohibited by the aforementioned indemnity agreement from selling or otherwise transferring any such shares prior to December 1, 2001. From that date until November 30, 2002, such owner may not sell or otherwise transfer

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more than 50% of such shares. As of December 1, 2002, all transfer restrictions imposed by the indemnity agreement will be lifted.

Management is in the process of assessing and formulating its integration plans; although restructuring costs (if any) are not yet known, management does not believe that they will be material. In the opinion of management, all known presently quantifiable adjustments have been made that are necessary to present fairly the accompanying pro forma financial statements.


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

                             LIQUITEK ENTERPRISES, INC. AND SUBSIDIARIES
                             UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                          DECEMBER 31, 2000

                                           (in thousands)


                                                    Historical         Pro Forma Adjustments
                                               --------------------    ---------------------   Pro Forma
                                               Liquitek     Distech    References      Amount    Combined
                                               --------     -------    ----------     ------    --------

                    ASSETS

CURRENT ASSETS
  Cash                                         $     24      $   87                   $    -    $    111
  Accounts Receivable, net                          201          74                                  275
  Advances to related party                         620         134         A           (620)        134
  Inventory                                          67         323                                  390
  Prepaid expenses                                   47                                               47
  Other current assets                               -           66                                   66
                                               --------     -------                             --------
                                                    959         684                                1,023

PROPERTY, PLANT AND EQUIPMENT, NET                3,153          61                                3,214

INVESTMENT IN CLOSELY HELD COMPANIES                             15                                   15

NON-CURRENT ASSETS
  Deposits and other assets                         297                                              297
  Prepaid royalties to related party                150                                              150
  Patents, net                                      173                                              173
  Goodwill, net                                  10,023                    C,J         7,947      17,970
  Acquired completed technology, net             10,557                     C         14,010      24,567
  Other intangible assets, net                      675         225         C            260       1,160
  Deferred tax asset, net of valuation
   allowance                                        -           -                         -           -
                                               --------     -------                   ------    --------
                                                 21,875         225                               44,317
                                               --------     -------                             --------
       TOTAL ASSETS                            $ 25,987     $   985                  $21,597    $ 48,569
                                               ========     =======                   ======    ========

    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses        $    588     $   176                  $    -     $    764

DUE TO RELATED PARTIES                              967         798         A           (620)      1,145

DEFERRED INCOME TAXES                             3,827                     J          4,850       8,677

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Common stock at par value                          38                                               38
  Additional paid-in capital                     30,205       5,588        C,E        11,271      47,064
  Stock options, warrants and deferred
   compensation                                   1,356                     C            519       1,875
  Accumulated deficit                           (10,994)     (5,855)        E          5,855     (10,994)
  Accumulated other comprehensive income             -          278         E           (278)         -
                                               --------     -------                   ------    --------
                                                 20,605          11                               37,983
                                               --------     -------                             --------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $ 25,987     $   985                  $21,597    $ 48,569
                                               ========     =======                   ======    ========



                              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


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
                             LIQUITEK ENTERPRISES, INC. AND SUBSIDIARIES
                        UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                FOR THE YEAR ENDED DECEMBER 31, 2000

                            (in thousands, except for per share amounts)


                                                                 HISTORICAL                    PRO FORMA ADJUSTMENTS
                                                 --------------------------------------------  ---------------------
                                                                                   DISTECH
                                                                  DISTECH (FOR  (FOR THE NINE
                                                  LIQUITEK (FOR     THE THREE       MONTHS
                                                 THE YEAR ENDED   MONTHS ENDED       ENDED
                                                  DECEMBER 31,      MARCH 31,      DECEMBER                            PRO FORMA
                                                      2000)           2000)        31, 2000)   REFERENCE      AMOUNT   COMBINED
                                                 --------------   ------------  -------------  ---------      ------   ---------

REVENUES
  Sales                                          $         989    $         -   $         126                $    -    $   1,115
  Less discounts and allowances                            (10)             -              -                                 (10)
                                                 --------------   ------------  -------------                          ---------
    Net Sales                                              979              -             126                              1,105

COST OF SALES                                              686              -             170                                856
                                                 --------------   ------------  -------------                          ---------

GROSS PROFIT                                               293              -             (44)                               249

OPERATING EXPENSES                                       4,910             305            802        F         1,798       7,815
                                                 --------------   ------------  -------------                          ---------

LOSS BEFORE OTHER INCOME (EXPENSE)                      (4,617)           (305)          (846)                            (7,566)

OTHER INCOME (EXPENSE)
  Interest income (expense), net                            95             (89)            (5)                                 1
  Loss from investment impairment                           -               -             (79)                               (79)
  Forgiveness of advance                                    -              (52)            -                                 (52)
  Write-off of acquired in-process research
   and development costs                                  (970)             -              -                     (20)       (990)
  Loss on disposal of equipment                            (10)             -              -                                 (10)
  Other                                                     -               -              17                                 17
                                                 --------------   ------------  -------------                          ---------
    Total Other Income (Expense)                          (885)           (141)           (67)                            (1,113)
                                                 --------------   ------------  -------------                          ---------

NET LOSS                                         $       (5,502)  $       (446) $        (913)               $(1,818)  $  (8,679)
                                                 ==============   ============  =============                =======   =========

BASIC AND DILUTED LOSS PER COMMON SHARE          $       (0.17)                                                        $   (0.18)
                                                 ==============                                                        =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING DURING THE YEAR                     $      31,834                                                15,340      47,174
                                                 ==============                                              =======   =========

                                                         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

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                   LIQUITEK ENTERPRISES, INC. AND SUBSIDIARIES
           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                                December 31, 2000

Note (A) Basis of Presentation

The pro forma combined balance sheet assumes that the purchase took place on December 31, 2000 and that 100% of the equity interest in Distech was acquired by the Company on that date. Such financial statement combines the historical balance sheets of the Company and Distech at that date. The pro forma combined statement of operations assumes that the purchase took place on January 1, 2000, and combines the historical statement of operations of the Company for calendar 2000 and the historical financial statements of Distech for the quarter ended March 31, 2000 and for the nine months ended December 31, 2000. The aforementioned historical financial statements have been adjusted as discussed in the notes below.

Other than $620,000 of advances by the Company to Distech in anticipation of the purchase, there were no other significant transactions on a combined basis between the acquired entity and the Company during the period presented.

Note (B) Introduction to the Unaudited Preliminary Pro Forma Adjustments

The accompanying pro forma information, including the allocation of the purchase price, is based on management's preliminary estimates and a third-party valuation of (1) the net assets acquired and (2) the fair value of the equity securities issued by the Company to consummate the purchase. Based on the timing of closing the second phase of the acquisition, the finalization of the valuation, and other factors, the final purchase price adjustments may differ materially from those presented in the accompanying pro forma combined financial statements. A change in the value assigned to long-term assets and liabilities could result in a reallocation of the purchase price and a revision of certain pro forma adjustments. The impact of any such changes on the pro forma financial statements will depend on the nature and amount of the assets and/or liabilities adjusted.

Management is in the process of assessing and formulating its integration plans. Though management has not yet determined the actual amount of any restructuring costs associated with the integration plans, it is not expected that such costs will be material; no amounts pertaining thereto are included in the accompanying pro forma financial statements. In addition, the pro forma financial statements have not been adjusted to reflect any cost savings or operating synergies that may result from the purchase.

Note (C)

To reflect the excess of the total acquisition cost over the estimated fair value of the tangible and identifiable intangible assets acquired [goodwill; see Note (J)]. The purchase price, purchase price allocation and financing of the transaction are summarized as follows:

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

Purchase price paid as:

            Common stock issued                                     $ 16,854,479
            Stock warrants issued                                        450,967
            Stock options issued                                          67,776
                                                                    ------------

                       Total purchase consideration                   17,373,222
                                                                    ------------

Allocated to:

            Historical book value of Distech's assets
              and liabilities                                            (13,305) *

            Adjustments to reflect assets and lia-
              bilities at estimated fair value:

                       Completed technology                           14,010,000
                       In-process research and development
                         written off                                      20,000
                       Assembled workforce                               260,000
                       Deferred income taxes                          (4,850,000)
                                                                    ------------

                                  Total allocation                     9,426,695
                                                                    ------------

Excess of purchase price over allocation to
  identifiable assets and liabilities (goodwill)                    $  7,946,527
                                                                    ============


* The purchase agreement included a right of rescission for the former shareholders of Distich pending securing $5 million of equity investment in the Company by September 30, 2001. The recording of the acquisition for financial statement purposes has been deferred until this contingency is satisfied. The acquisition is expected to be reported for financial statement purposes in the quarter ending June 30, 2001, except for the delayed accounting recognition related to the 1,640,000 shares of common stock described in the "Introduction" section hereof.


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Note (D)

As of February 12, 2001, the Company had issued warrants to acquire 790,896 shares of its restricted common stock to former Distech shareholders who owned warrants to purchase Distech common stock. Such warrants, which expire on May 1, 2001, and vested on their issuance dates allow the holders to acquire such Company stock at a price of NZ$1.67 per share (or approximately US$0.68 per share as of April 24, 2001).

The fair value of the above warrants, which was estimated using the Black-Scholes stock option-pricing model, has been included in the purchase price. The use of such model was based on the 40% valuation discount discussed in the "Introduction" section hereof and the following assumptions:

            Risk-free interest rate                          6.0%
            Expected life                                    5 months
            Estimated annualized volatility                  126%
            Expected dividend yield                          Zero

The Company also issued options to acquire 69,000 shares of its restricted common stock to former Distech shareholders who owned options to purchase Distech common stock. Such options, which expire on December 31, 2005, allow the holders to acquire such stock at a price of NZ$1.67 per share.

The impact of assuming that the above exercise prices were translated into U.S. dollars at the exchange rates in effect on January 1, 2000 and December 31, 2000 is not material to the accompanying pro forma financial statements.

The fair value of the above options, which was estimated using the Black-Scholes stock option-pricing model, has been included in the purchase price. The use of such model was based on the 40% valuation discount discussed in the "Introduction" and the following assumptions:

            Risk-free interest rate                          5.3%
            Expected life                                    5 years
            Estimated annualized volatility                  126%
            Expected dividend yield                          Zero

The Company warrants and options described above are restricted securities under the Act.

Note (E)

To reflect (1) the elimination of the stockholders' equity accounts of Distech, and (2) the issuance of common stock, warrants and options by the Company as consideration for the purchase (see Notes C and D).

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Note (F)

To reflect the increase in amortization expense due to (i) the amortization of goodwill and completed technology over 10 years and (ii) the amortization of assembled workforce over 3 years.

Note (G)

Since the unaudited pro forma combined statement of operations reports a loss, there is no income tax effect of the above pro forma adjustments.

Note (H)

Basic and diluted pro forma loss per common share is calculated based on the issuance (assumed to have been on January 1, 2000) of 15,340,104 shares of the Company's restricted common stock in the purchase. Warrants and stock options, including those assumed to be outstanding as of January 1, 2000, were not considered in the computation of diluted pro forma loss per common share because their inclusion would have been antidilutive.

Note (I)

As of February 12 2001, the Company had advanced to Distech a total of $770,000 pursuant to the terms of the purchase agreement.

Note (J)

Since the purchase is intended to qualify as a non-taxable transaction, the predecessor tax bases of Distech's assets and liabilities are carried forward for U.S. income tax purposes. Therefore, the amortization of the purchase consideration allocated to certain assets acquired (see Note C) is not deductible by the Company in its future income tax returns. To account for such temporary differences, the accompanying pro forma combined balance sheet reflects a deferred tax liability (representing additional goodwill) of approximately $4,850,000 as required by accounting principles generally accepted in the United States.

Note (K)

The unaudited historical balance sheet and statements of operations of Distech used to develop the accompanying pro forma financial statements have been translated from New Zealand dollars into U.S. dollars based on exchange rates in effect on December 31, 2000 and the weighted average exchange rate for the year then ended, respectively. Accounting principles generally accepted in the United States require that foreign currency translation gains (approximately $234,000 for the year ended December 31, 2000, which is less than $0.01 per common share on a pro forma basis) be reported outside the statement of operations as an element of other comprehensive income.

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